SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No 7)*

            _________Central European Media Enterprises Inc__________

                                (Name of issuer)

                 _________Class `A'_Common Shares_______________

                         (Title of Class of Securities)

                        ______G20045103__________________

                                 (CUSIP Number)

                    Mr B Smith, Mercury Asset Management plc
          33 King William Street, London EC4R 9AS Tel No 0171 203 5741
    -------------------------------------------------------------------------
   Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

                                 21 March, 1997
             ------------------------------------------------------
             (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)


                                  Page 1 of 16


2776

Schedule 13D

CUSIP No. G20045103__________________________

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
        MERCURY ASSET MANAGEMENT plc
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]
                                                             (B) [ ]
------- -----------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS*
        00
------- -----------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANISATION
        ENGLAND
------------------------ ------- ----------------------------------------------
                         7      SOLE VOTING POWER
                                NONE
   NUMBER OF            ------- -----------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY                   NONE
   OWNED BY             ------- -----------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING                     1,741,450
   PERSON               ------- -----------------------------------------------
    WITH                10      SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                [ ]
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.45%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IA
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer
        -------------------

        The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Central European Enterprises Inc (the "Company") whose principal executive offices are located at Clarendon House, Church Street, Hamilton, Bermuda. Its telephone number is (809) 296 1413.

Item 2. Identity and Background
        -----------------------

        This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

        Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

        Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 66,150 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

        Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

        The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

        Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction
        ----------------------

               The Common Shares were acquired for the purpose of investment.
               (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

               (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalisation or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

               (j) any action similar to any of those set forth above.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

               (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 1,741,450 Common Shares or approximately 10.72% of the Common Shares outstanding.

               (b) See Item 2 above.

               (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

               (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------

               Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
        --------------------------------
        None.


                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: 1 April, 1997

                                   for Mercury Asset Management plc.

                                   By /S/ James Stratford
                                   ----------------------
                                    Authorised Signatory
                                        James Stratford



ANNEX A

                                             MERCURY ASSET MANAGEMENT plc.

Executive Officers                                                           Principal
and Directors                                 Business Address               Occupation             Citizenship
-------------                                 ----------------               ----------             -----------

Joint Chairman
--------------

David William James PRICE                     33 King William Street,        Investment               British
(Joint Chairman)                              London, EC4R 9AS.               Director

Stephen Anthony ZIMMERMAN                     33 King William Street,        Investment               British
(Joint Chairman)                              London, EC4R 9AS.               Director

Deputy Chairman
---------------

Carol GALLEY (Miss)                           33 King William Street,        Investment               British
(Deputy Chairman)                             London, EC4R 9AS.               Director

Christopher Nigel                             33 King William Street,        Investment               British
HURST-BROWN                                   London, EC4R 9AS                Director
(Deputy Chairman)

Frederick David Stewart                       33 King William Street,        Investment               British
ROSIER (Deputy Chairman)                      London, EC4R 9AS                Director

Vice Chairman
-------------

Dr. Ross John BUNCE                           33 King William Street,        Investment               British
(Vice Chairman)                               London, EC4R 9AS                Director

Andrew Searle DALTON                          33 King William Street,        Investment               British
(Vice Chairman)                               London, EC4R 9AS.               Director

Charles Vivian JACKSON                        33 King William Street,        Investment               British
(Vice Chairman)                               London, EC4R 9AS                Director

Directors
---------

Ian ARMITAGE                                  33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Norman McLeod BACHOP                          33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Ian Christopher Simon BARBY                   33 King William Street,        Investment               British
(Director)                                    London,  EC4R  9AS              Director

Stuart John BAXTER                            33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                DIrector

Thomas Jan BERGER                             33 King William Street,        Investment               American
(Director)                                    London, EC4R 9AS                Director

David Thomas Alan BOYLE                       33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Carol Consuelo BROOKE                         33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

John Loughlin CALLAHAN                        33 King William Street,        Investment               American
(Director)                                    London, EC4R 9AS                Director

David John CAUSER                             33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Thomas William George                         33 King William Street,        Investment               British
CHARLTON                                      London, EC4R 9AS                Director
(Director)

Nicholas James CHARRINGTON                    33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Colin Martin CLARK                            33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Nicholas James COATS                          33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Stephen Benedict COHEN                        33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

John Nicholas COTTON                          33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Graham Richard DIXON                          33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Charles Bowen FARQUHARSON                     33 King William Street,        Company                  British
(Company Secretary                            London, EC4R 9AS               Secretary
& Director)                                                                   & Director

Christopher Nigel Holland                     33 King William Street,        Investment               British
 FOSTER (Director)                            London, EC4R 9AS                Director

Seiichi FUKUYAMA                              33 King William Street,         Alternate               Japanese
(Director)                                    London EC4R 9AS                 Director

Peter John GIBBS                              33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Peter John Woodville                          33 King William Street,        Investment               British
HARRISON (Director)                           London, EC4R 9AS                Director

Paul HARWOOD                                  33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Timothy John HASTON                           33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Andrew Malcolm                                33 King William Street         Investment               British
HUNTER-JOHNSTON                               London, EC4R 9AS                Director
(Director)

Michael Francis Mostyn                        33 King William Street,        Investment               British
Owen JODRELL                                  London, EC4R 9AS                Director
(Director)

Andreas Christian Jutting                     33 King William Street         Investment               Danish
LEHMAN                                        London, EC4R 9AS                Director
(Director)

Gary LOWE                                     33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Roderick James MACLEOD                        33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Paul Roderick Clucas MARSHALL                 33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Keith Richard MULLINS                         33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Masaru NISHIZAWA                              Hibiya Kokusai Building,       Investment               Japanese
(Director)                                    2-2-3 Uchisaiwaicho,            Director
                                              Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY                    33 King William Street,        Investment               Australian
(Director)                                    London, EC4R 9AS                Director

Thomas Andrew OATES                           33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Peter Vincent OLSBERG                         33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Ching Han ONG                                 33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

Roderick Louis PARIS                          33 King William Street,        Investment               British
(Director)                                    London, EC4R 9AS                Director

John PARSLOE                                  33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

Andrew Phillip PICKARD                        33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

Ronald William PULLEN                         33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

John William RICHARDS                         33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

Nicholas King RITCHIE                         33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

Alexander Frederick                           33 King William Street,       Investment                British
James ROE (Director)                          London, EC4R 9AS                Director

Richard George ROYDS                          33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

Lynn Christine RUDDICK                        33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS                Director

Clifford John SHAW                            Warburg Asset Management      Investment                British
(Director)                                    Japan Ltd.,                     Director
                                              Hibiya Kokusai Building,
                                              7th Floor,
                                              2-2-3- Uchisaiwaicho,
                                              Chiyoda-ku, Tokyo 100

Ian Michael SLACK                             33 King William Street,       Investment                British
(Director)                                    London, EC4R 9AS               Director

Peter William STANYER                         33 King William Street        Investment                British
(Director)                                    London, EC4R 9AS               Director

Rodney STEEL                                  33 King William Street        Investment                British
(Director)                                    London, EC4R 9AS               Director

Hugh Alexander STEVENSON                      33 King William Street,       Chairman of               British
(Director)                                    London, EC4R 9AS               Mercury Asset
                                                                             Management
                                                                             Group plc

Barry William WOOLF                           33 King William Street,      Investment                 British
(Director)                                    London, EC4R 9AS               Director




                                                MERCURY ASSET MANAGEMENT GROUP plc


Executive Officers                                                           Principal
and Directors                                   Business Address             Occupation            Citizenship
-------------                                   ----------------             -----------           -----------

Joint Chairman
--------------

Hugh Alexander STEVENSON                      33 King William Street,         Investment             British
(Chairman)                                    London, EC4R 9AS.                Director

Deputy Chairman
---------------

David William James PRICE                     33 King William Street,         Investment             British
(Deputy Chairman)                             London, EC4R 9AS.                Director

Stephen Anthony ZIMMERMAN                     33 King William Street,         Investment             British
(Deputy Chairman)                             London, EC4R 9AS.                Director

Vice Chairman
-------------

Carol GALLEY (Miss)                           33 King William Street,         Investment             British
(Vice Chairman)                               London, EC4R 9AS.                Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON                     33 King William Street,           Company              British
(Secretary)                                   London, EC4R 9AS.                Secretary

Directors
---------

Paul Graham BOSONNET                          33 King William Street,         Investment             British
(Director)                                    London, EC4R 9AS.                Director

David John CAUSER                             33 King William Street,         Investment             British
(Director)                                    London, EC4R 9AS                 Director

Andrew Searle DALTON                          33 King William Street,         Investment             British
(Director)                                    London, EC4R 9AS.                Director

Peter Stormonth DARLING                       33 King William Street,         Investment             British
(Director)                                    London, EC4R 9AS                 Director

Hugh Jon FOULDS                               33 King William Street,         Investment             British
(Director)                                    London, EC4R 9AS                 Director

Christopher Nigel                             33 King William Street,         Investment             British
HURST-BROWN (Director)                        London, EC4R 9AS                 Director

Charles Vivian JACKSON                        33 King William Street,         Investment             British
(Director)                                    London, EC4R 9AS                 Director

Frederick David Stewart                       33 King William Street,         Investment             British
ROSIER (Director)                             London, EC4R 9AS                 Director

John Charles Grayson                          33 King William Street,         Investment             British
STANCLIFFE                                    London, EC4R 9AS                 Director
(Director)




ANNEX A

                       Mercury Asset Management Group plc

                                 Directors Lists

                              CORPORATE INFORMATION


                                                     Field of                   Country of
Name                    Registered Office            Activity                   Incorporation
----                    -----------------            --------                   -------------

Mercury Asset           33 King William Street,      Holding Company            England
Management Group plc    London, EC4R 9AS

Mercury Asset           33 King William Street,      Investment                 England
Management plc          London, EC4R 9AS             Management and Advice



ANNEX  B

                  Central European Media Enterprises Inc

                               COMMON SHARES

                                            PRICE PER      DAILY
DATE            PURCHASE       SALE         SHARE          TOTALS
----            --------       ----         ---------      ------
10.30.96                                    B/Fwd          1,481,650
11.18.96         9,000                      28.75          1,490,650
11.19.96         6,000                      28.625         1,496,650
11.20.96         4,500                      28.50          1,501,150
11.22.96         4,500                      28.25          1,505,650
12.02.96         5,000                      28.00          1,510,650
12.03.96        10,000                      28.1875        1,520,650
12.05.96        27,000                      28.125         1,547,650
12.19.96         4,000                      28.00          1,551,650
12.20.96         5,000                      28.375         1,556,650
12.24.96         5,000                      30.125         1,561,650
12.26.96         3,000                      30.125         1,564,650
12.30.96         5,000                      30.25          1,569,650
12.31.96         5,000                      31.0625        1,574,650
01.02.97         8,500                      31.25          1,583,150
01.03.97         5,000                      31.75          1,588,150
01.07.97         2,000                      31.875         1,590,150
01.08.97         6,000                      31.75          1,596,150
01.09.97         8,500                      32.853         1,604,650
01.13.97                       20,500       *              1,584,150
03.05.97        30,000                      33.625         1,614,450
03.20.97        23,300                      33.4732        1,637,450
03.21.97       104,000                      33.00          1,741,450




*Transfer out